UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission file number: 001-41842
Abivax SA
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
7-11 boulevard Haussmann
75009 Paris, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-
F.
Form 20-F ☒ Form 40-F ☐

On May 22, 2026, Abivax SA (the "Registrant") announced its financial results as of and for the three months ended
March 31, 2026 and issued a press release and its unaudited interim condensed consolidated financial statements, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.
Incorporation by Reference
This Report on Form 6-K, including Exhibits 99.1 and 99.2, except for the quotes contained therein, shall be deemed to be incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-283336 and
333-288884) and Form S-8 (File Nos. 333-286069 and 333-294544) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit 99.1	Press release, dated May 22, 2026
Exhibit 99.2	Unaudited Interim Condensed Consolidated Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly.

Abivax SA (Registrant)

Date: May 22, 2026	/s/ Marc de Garidel
Chief Executive Officer

Exhibit 99.2
Unaudited Interim Condensed Consolidated Financial Statements
TABLE OF CONTENTS

Page
INTRODUCTION.................................................................................................................	1
RISK FACTORS...................................................................................................................	3
OPERATING RESULTS........................................................................................................	4

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS............................................................................................................................................
F-1

INTRODUCTION
Unless otherwise indicated or the context otherwise requires, “Abivax,” “the Company,” “the Group,” “we,”
“us” and “our” refer to Abivax SA and its consolidated subsidiary, taken as a whole.
“Abivax” and the Abivax logo and other trademarks or service marks of Abivax SA appearing in this quarterly report are the property of Abivax SA. Solely for convenience, the trademarks, service marks and trade names referred to in this quarterly report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this quarterly report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.
This quarterly report includes our unaudited interim condensed consolidated financial statements of financial position as of March 31, 2026 and December 31, 2025 and the related unaudited condensed consolidated statements of loss and comprehensive loss for each of the three-month periods ended March 31, 2026 and March 31, 2025 and the unaudited condensed consolidated statements of cash flows and changes in shareholder's equity for the three-
month periods ended March 31, 2026 and March 31, 2025, prepared in accordance with International Financial
Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and adopted by the European Union ("EU") regulation n°1606/2022 of July 19, 2022. None of our financial statements were prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Our financial statements are presented in euros and, unless otherwise stated, all monetary amounts are in euros. All references in this quarterly report to “$”, “U.S. dollars” and “dollars” mean U.S. dollars, and all references to “€”, “EUR” and “euros”
mean European Monetary Union euros, unless otherwise noted. Throughout this quarterly report, references to
"ADSs" mean American Depositary Shares ("ADSs") or ordinary shares represented by such ADSs, as the case may
be.
Special Note Regarding Forward-Looking Statements
This quarterly report contains forward-looking statements within the meaning of Section 27A of the Securities
Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this quarterly report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this quarterly report, the words
“anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,”
“will,” “would,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•the prospects of attaining, maintaining and expanding marketing authorization for our lead drug candidate, obefazimod;
•the potential attributes and clinical advantages of obefazimod and our future drug candidates;
•the initiation, timing, progress and results of our preclinical and clinical trials (and those conducted by third parties) and other research and development programs;
•the timing of the availability of data from our clinical trials, including our Phase 3 maintenance trial of obefazimod in moderately to severely active ulcerative colitis and Phase 2b trial of obefazimod in Crohn’s disease;
•the timing of and our ability to advance drug candidates through clinical development;
•the timing or likelihood of regulatory meetings and filings;
•the timing of and our ability to obtain and maintain regulatory approvals for obefazimod and any of our future drug candidates;
•our ability to identify and develop new drug candidates from our preclinical studies;
•our ability to develop sales and marketing capabilities and transition into a commercial-stage company;
•the effects of increased competition as well as innovations by new and existing competitors in our industry;
•our ability to enter into strategic relationships or partnerships;
•our ability to obtain, maintain, protect and enforce our intellectual property rights and propriety technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
•our expectations regarding our cash requirements;
•our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;
•the impact of government laws and regulations;

•our competitive position; and
•unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the Russia-Ukraine war and the conflict in the Middle East), and terrorist attacks.
We encourage you to read and carefully consider all of the risk factors disclosed in our annual report on Form
20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission ("SEC") on March
23, 2026 (the "Annual Report") under the caption “Item 3.D—Risk Factors” for a more complete understanding of the risks and uncertainties material to our business, including important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this document will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. These forward-looking statements represent our plans, objectives, estimates, expectations and intentions only as of the date of this filing. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
You should read this document and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
Rounding of Figures
Certain figures (including data expressed in thousands or millions of euros or dollars) and the percentages presented in this quarterly report have been rounded up or down. Accordingly, totals given may vary slightly from those obtained by adding the rounded values of those same figures.

RISK FACTORS
The Company’s business faces significant risks. You should carefully consider all of the information set forth in this document and in the Company’s other filings with the SEC, including the risk factors which the Company faces and which are faced by the Company’s industry described in “Item 3.D—Risk Factors” of the Company’s
Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Our risk factors have not changed materially from those described in our Annual Report on Form 20-F. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

OPERATING RESULTS
Overview
We are a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Our lead drug candidate, obefazimod, is currently being evaluated in the following indications:
•Ulcerative colitis ("UC"): Phase 3 clinical trials for the treatment of adults with moderately to severely active UC are ongoing ("ABTECT").  On July 22, 2025, we announced the positive Phase 3 results of our
ABTECT 8-week induction trials. Top-line results from the 44-week maintenance data read-out are expected in late second quarter of 2026. Subject to positive data, we currently expect to submit our New Drug
Application ("NDA") with the U.S. Food and Drug Administration in the fourth quarter of 2026.
•Crohn’s disease ("CD"): Our ENHANCE-CD Phase 2b clinical trial of obefazimod in patients with CD is still ongoing, and the 12-week induction topline data read-out is expected in the fourth quarter of 2026.
•Combination therapy: In September 2024, we announced initial preclinical combination data of obefazimod combined with etrasimod in a mouse model of inflammatory bowel diseases ("IBD"). The results showed that treatment with the combination improved the response on body weight protection and Disease Activity Index and a synergistic and statistically significant reduction of several cytokines (TNFa, IL-17, IL-6, IFNg) in the blood compared to each drug alone. Additional preclinical data to support our decision-making on a combination agent is expected by the end of 2026.
•Anti-fibrotic effects: In February 2026, we announced the results of two pre-clinical sets of experiments that were performed to assess the anti-fibrotic effects of obefazimod.
In addition, we have launched a research and development program to generate new potential drug candidates to strengthen our intellectual property portfolio on the miR-124 platform and to identify additional drug candidates from our proprietary small molecule library that includes additional miR-124 enhancers.  We expect to announce the selection of a follow-on compound in 2026.
Recent Developments
Royalty Certificate Repurchase
On May 4, 2026, we entered into a purchase agreement with the holders of our royalty certificates pursuant to which we repurchased all of our royalty certificates for an aggregate price of $90 million (approximately €76.5 million), of which $45 million was paid in cash on May 7, 2026.
We were granted an interest-free vendor’s loan ("crédit vendeur") in a total amount equal to the remaining $45 million, which was reinvested in our securities by way of set-off against the subscription price of 403,347 ADSs issued to the holders, at an offering price of $111.57 per ADS (corresponding to €95.34 per ordinary share). The set-
off and the corresponding issuance and delivery of the ADSs to the holders occurred on May 7, 2026. The vendor’s loan was fully extinguished at that date. All of the royalty certificates were immediately cancelled following the transaction.
Based on the information available as of the date of issuance of this quarterly report, the estimated impact in profit or loss of the repurchase of our royalty certificates on May 7, 2026 is expected to result in an expense of approximately €43.0 million, to be recognized in the second quarter of 2026. The amount corresponds to the difference between the certificates' carrying amount on the repurchase date of €33.5 million and the total consideration transferred, comprising cash and equity consideration of €38.2 million each, based on the exchange rate prevailing on that date. Consequently, the €6.1 million deferred tax liability recognized in our statements of financial position as of March 31, 2026 will be derecognized, and a corresponding tax income will be recognized.

Three-Year Interim Data from Our Phase 2a/2b Open-Label Extension Trial (Study 108) of Obefazimod
On May 22, 2026, we reported three-year interim data from Study 108, a Phase 2a/2b open-label maintenance
("OLM") trial of obefazimod following dose de-escalation in patients with ulcerative colitis. In this study, patients who had completed the four-year Phase 2a or two-year Phase 2b OLM trials, where they had received 50 mg of once-daily obefazimod, were given the opportunity to continue receiving obefazimod at a reduced dose of 25 mg daily for up to five additional years (provided they met the eligibility criteria of Mayo Endoscopic Subscore = 0 or
1). A total of 130 patients entered the trial, and as of the January 5, 2026 cutoff date, 80% (104/130) were still enrolled and completed the full 144-week evaluation.
At study baseline, 89% (116/130) of patients were in clinical remission. At weeks 48, 96 and 144 of treatment,
73% (95/130), 69% (90/130), and 68% (88/130) of patients evaluated were in clinical remission, respectively.
Clinical remission, inclusive of endoscopic subscore, was evaluated in the intent-to-treat population using non-
responder imputation. Similar trends were observed with other efficacy analyses, and no new safety signals were observed.

zResults of Operations
The following table sets forth our results of operations for the three months ended March 31, 2025 and 2026.

(In thousands of euros)	Three Months Ended March 31, 2025	Three Months Ended March 31, 2026	2026 vs 2025 Change
Other operating income .........................................................	994	1,344	35%

Total operating income ..................................................................	994	1,344	35%

Sales and marketing expenses .................................................	(860)	(1,748)	103%
Research and development expenses ......................................	(39,301)	(49,542)	26%
General and administrative expenses ....................................	(8,033)	(6,283)	(22)%

Total operating expenses ...............................................................	(48,194)	(57,574)	19%

Operating loss .................................................................................	(47,200)	(56,229)	19%

Financial expenses .................................................................	(6,723)	(4,769)	(29)%
Financial income ....................................................................	1,552	12,759	722%

Financial income (loss) ..................................................................	(5,170)	7,989	(255)%

Net loss before tax ..........................................................................	(52,370)	(48,240)	(8)%

Income Tax .............................................................................	—	(228)	—%

Net loss for the period ....................................................................	(52,370)	(48,468)	(7)%

Total Operating Income
For the three months ended March 31, 2026, our total operating income was €1.3 million, as compared to €1.0 million for the three months ended March 31, 2025, an increase of €0.4 million or  35% as detailed below.
Other Operating Income
The following table sets forth our other operating income for the three months ended March 31, 2025 and
2026.

(In thousands of euros)	Three Months Ended March 31, 2025	Three Months Ended March 31, 2026	2026 vs 2025 Change
CIR (Research Tax Credits) ................................................	970	1,139	18%
Depositary service fees ........................................................	24	205	739%

Total other operating income ...................................................	994	1,344	35%

For the three months ended March 31, 2026, our other operating income was €1.3 million, as compared to
€1.0 million for the three months ended March 31, 2025, an increase of €0.4 million, or 35%, as detailed below.

Research Tax Credits ("CIR")
For the three months ended March 31, 2026, we recognized research tax credits for our research and development projects of €1.1 million, as compared to €1.0 million for the three months ended March 31, 2025, an increase of €0.1 million, or 18%. This was primarily due to a €10.2 million, or 26%, increase in research and development expenses for the three months ended March 31, 2026 as compared to the three months ended March 31,
2025.
Depositary Service Fees
As part of our depositary agreement with Citibank (which is acting as our exclusive depositary for our publicly listed ADSs), we are entitled to receive a portion of the fees collected by Citibank on ADS transactions
(e.g., issuance, cancellation and depositary service fees).
For the three months ended March 31, 2026, our income related to depositary service fees was €205.0 thousand, as compared to €24.5 thousand for the three months ended March 31, 2025, an increase of €180.6 thousand, or 739%. The 2026 fees mainly reflect the larger number of transactions that occurred during the first quarter of 2026 compared to 2025.
Total Operating Expenses
For the three months ended March 31, 2026, our total operating expenses were €57.6 million, as compared to
€48.2 million for the three months ended March 31, 2025, an increase of €9.4 million, or 19%. This increase was primarily due to an increase in research and development expenses of €10.2 million and an increase in sales and marketing expenses of €0.9 million, partially offset by a decrease in general and administrative expenses of €(1.7)
million, each as described below.
Sales and Marketing Expenses
Sales and marketing expenses consist primarily of personnel expenses, including share-based compensation expenses, for employees engaged in sales and marketing activities, as well as consulting costs associated with market research in preparation for our potential future sales and commercialization efforts in the U.S.
For the three months ended March 31, 2026, our total sales and marketing expenses were €1.7 million, as compared to €0.9 million for the three months ended March 31, 2025, an increase of €0.9 million, or 103%. The increase was predominantly driven by costs related to our preparation for potential future sales and commercialization efforts for obefazimod in the U.S.
Research and Development Expenses
The following table sets forth our research and development expenses by drug candidate and therapeutic indication for the three months ended March 31, 2025 and 2026.

(In thousands of euros)	Three Months Ended March 31, 2025	Three Months Ended March 31, 2026	2026 vs 2025 Change
Obefazimod ................................................................................	38,731	46,809	21%
Ulcerative Colitis ................................................................	29,175	25,211	(14)%
Crohn's Disease ...................................................................	3,394	5,443	60%
Obefazimod Other Indications ...........................................	—	8,030	—%
Transversal activities ..........................................................	6,162	8,125	32%
Others .........................................................................................	569	2,733	380%

Research and Development expenses .......................................	39,301	49,542	26%

For the three months ended March 31, 2026, our research and development expenses were €49.5 million, as compared to €39.3 million for the three months ended March 31, 2025, an increase of €10.2 million, or 26%.

This increase was primarily due to an increase in expenses related to new indications (including combination therapy) for obefazimod of €8.0 million, and an increase in expenses related to our CD program of €2.0 million, or
60%, resulting from the progression of our Phase 2b trials in CD, an increase in expenses related to transversal activities of €2.0 million, or 32%, mainly due to increased chemistry, manufacturing and controls ("CMC") &
supply chain costs related to the progression of clinical trials and anticipation of potential future commercial launch.
These were partly offset by a decrease in expenses related to our UC program of €(4.0) million, or (14)%, attributable to decreased activity on our ABTECT clinical program as a result of reaching a major milestone with our Phase 3 induction trials in 2025.
In addition, an increase in share-based compensation expense related to the accelerated vesting of certain of our former Chief Scientific Officer's AGA plans in March 2026, as well as the impact of share-based compensation plans granted in 2025, contributed to the overall increase in research and development expenses across all destinations, in an amount of €17.5 million (of which €6.6 million related to UC and €6.5 million related to
Obefazimod Other Indications).
General and Administrative Expenses

(In thousands of euros)	Three Months Ended March 31, 2025	Three Months Ended March 31, 2026	2026 vs 2025 Change
Personnel costs ..........................................................................	5,059	1,640	(68)%
Consulting and professional fees ...............................................	1,935	3,344	73%
Other general and administrative expenses ...............................	1,039	1,299	25%
General and administrative expenses ....................................	8,033	6,283	(22)%
For the three months ended March 31, 2026, our general and administrative expenses were €6.3 million, as compared to €8.0 million for the three months ended March 31, 2025, a decrease of €(1.7) million, or (22)%. This decrease was primarily due to a €(3.4) million, or (68)%, decrease in personnel costs, attributable to the decrease in employer tax and social contributions related to our AGAs of €(3.5) million, resulting primarily from (i) the decrease in our share price during the first quarter of 2026 and, to a lesser extent, (ii) forfeitures following employee departures and changes in estimates regarding the achievement of vesting conditions. The decrease was partly offset by a €1.4 million, or 73%, increase in consulting and professional fees, driven by increased costs associated with building our infrastructure to support future growth in our operations and to a lesser degree by a €0.3 million, or
25%, increase in other general and administrative expenses.
Operating Loss
For the three months ended March 31, 2026, our net operating loss was €56.2 million, as compared to a net operating loss of €47.2 million for the three months ended March 31, 2025, an increase of €9.0 million, or 19%. This was primarily due to a €10.2 million, or 26%, increase in research and development expenses and an increase in sales and marketing expenses of €0.9 million, or 103%, partially offset by a decrease of €(1.7) million or (22)% in general and administrative expenses.
Financial Income (Loss)
For the three months ended March 31, 2026, our net financial gain was €8.0 million, as compared to a net financial loss of €5.2 million for the three months ended March 31, 2025.
For the three months ended March 31, 2026, our financial gain of €8.0 million was mainly driven by (i)
foreign exchange gains of €8.7 million (including the €5.9 million and €2.5 million non-cash impacts of the revaluation of U.S. dollar-denominated intercompany receivables and cash and cash equivalents, respectively, as of
March 31, 2026) and (ii) interest income of €0.7 million and fair value changes of €3.3 million in relation to the invested proceeds from our U.S. initial public offering and listing on Nasdaq.
These gains were partially offset mainly by (i) non-cash expenses of €2.5 million related to our royalty certificates and (ii) foreign exchange losses of €2.2 million.
For the three months ended March 31, 2025, our financial loss of €5.2 million was mainly driven by (i)
interest expenses of €3.5 million related to the first tranche of senior secured convertible bonds with warrants attached in the Kreos / Claret Financing (the "Kreos / Claret OCABSA"), the second and third tranches of the senior secured bonds in the Kreos / Claret Financing (drawn on March 28, 2024 and June 21, 2024 respectively) and the senior convertible notes in the Heights Financing (the "Heights Convertible Notes"), (ii) non-cash expenses of €1.0 million related to our royalty certificates and (iii) foreign exchange losses of €1.0 million (including the €0.4 million non-cash impact of the revaluation of U.S. dollar-denominated cash and cash equivalents as of March 31, 2025).

These costs were partially offset mainly by interest income of €0.9 million related to the invested proceeds from our U.S. initial public offering and listing on Nasdaq.
Income Taxes
For the three months ended March 31, 2026, our deferred income tax charge was €0.2 million, as compared to
€— for the three months ended March 31, 2025.
This increase is attributable to the €0.2 million change in our net deferred tax liability of €6.1 million recognized in our unaudited interim condensed consolidated statements of financial position accompanying this quarterly report as of March 31, 2026.
The deferred tax liability resulted from the significant taxable temporary difference arising from our royalty certificates as of March 31, 2026, which in turn resulted from the difference between (i) the amount already deductible from our taxable income as of March 31, 2026 (based on the certificates' fair value minus their subscription price) and (ii) the amount of the related financial liability recognized in our condensed consolidated statements of financial position at that date (measured at amortized cost using the original effective interest rate).
Further explanation on the calculation of the deferred tax liability is disclosed in Note 22 to our financial statements as of and for the three months ended March 31, 2026 included in this quarterly report.
The deferred tax expense is non-cash for the three months ended March 31, 2026.
Net Loss
For the three months ended March 31, 2026, our net loss was €48.5 million, as compared to €52.4 million for the three months ended March 31, 2025, a decrease of €3.9 million, or (7)%, mainly driven by an increase in financial income of €13.2 million and partially offset by an increase in operating expenses of €9.0 million, as described above.
Liquidity and Capital Resources
Sources of Liquidity
We have incurred substantial operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the three-month periods ended
March 31, 2025 and 2026, we reported net losses of €52.4 million and €48.5 million, respectively. As of December
31, 2025, we carried forward accumulated tax losses of €912.9 million.
Since inception, we have financed our operations through the issuance of ordinary shares with gross aggregate proceeds of €1,194.7 million, of which €130.0 million of gross proceeds were from offerings of our ordinary shares on Euronext Paris in February 2023, €223.3 million of gross proceeds were from offering of our ordinary shares in the form of ADS on the Nasdaq Global Market in our U.S. initial public offering as well as ordinary shares in
Europe (including France) and countries outside of the United States in a private placement in October 2023, €637.5 million of gross proceeds were from the offering of our ordinary shares in the form of ADS on the Nasdaq Global
Market in July 2025, bank borrowings and structured loans of €175.0 million, reimbursements of CIR in an amount of €41.2 million, subsidies received from Bpifrance (including €21.3 million of subsidies and €1.8 million of conditional advances) and royalty certificates in an amount of €2.9 million.
In addition, on November 19, 2024, we entered into an equity distribution agreement with Piper Sandler & Co.
("Piper Sandler") allowing us to issue and sell from time to time, in one or more "at the market" offerings through
Piper Sandler acting as sales agent, ordinary shares in the form of ADSs, each ADS representing one ordinary share, nominal value of €0.01 per share, with aggregate gross sales proceeds of up to $150.0 million (the "ATM Program").
To date, we have not sold any ADSs pursuant to the ATM Program.
Based on our existing cash and cash equivalents and other short-term investments of €491.6 million as of
March 31, 2026, we expect, as of the date of issuance of the unaudited interim condensed consolidated financial statements included in this quarterly report, to be able to fund our forecasted cash flow requirements into the fourth quarter of 2027, allowing us to reach 12 months of expected cash runway following the planned NDA submission of obefazimod for UC, assuming positive results from our Phase 3 maintenance trial. Our forecasted cash flow requirements take into account the repurchase and cancellation of our royalty certificates in May 2026, our assumption of continued R&D expenditure related to the continuation of the Phase 3 clinical trials of obefazimod in
UC, progression of the Phase 2b clinical trials for CD and the initial stages of the scale up of the commercial organization as we prepare for a potential launch of obefazimod in UC.
Based on the above, management has concluded that our existing cash, cash equivalents and other short-term investments are sufficient to fund our operating and capital expenditure requirements for a period greater than 12 months from the date of issuance of the financial statements accompanying this quarterly report, and the accompanying financial statements have been prepared on a going concern basis.
Capital Increases
On July 28, 2025, we received gross proceeds of €637.5 million from the issuance of 11,679,400 ordinary shares in the form of ADSs, at a price of $64.00 per share (corresponding to €54.58 per ordinary share).
On May 7, 2026, as part of the settlement of the repurchase of our royalty certificates, we issued 403,347 ordinary shares in the form of ADSs to the benefit of the holders of our royalty certificates, at an offering price of
$111.57 per share (corresponding to €95.34 per ordinary share), representing an aggregate amount of €38.5 million.
Research Tax Credits
From our inception to March 31, 2026, we have benefited from refunds of CIRs in a total amount of €41.2 million.
We currently expect to receive CIRs of €3.2 million with respect to the year ended December 31, 2025 in the second half of 2026.
In June 2025, we received CIRs of €5.7 million with respect to the year ended December 31, 2024.
 Indebtedness
For a description of material financing agreements, see "Item 10.C. Material Contracts" of the Company’s
2025 Annual Report on Form 20-F.
During the three-month period ended March 31, 2026, we did not enter into any new financing agreements.
In connection with the repurchase of our royalty certificates in May 2026, we were granted an interest-free vendor’s loan ("crédit vendeur") in a total amount equal to $45 million, which was reinvested in our securities by way of set off against the subscription price of 403,347 ordinary shares in the form of ADSs issued to the benefit of the royalty certificate holders, at an offering price of $111.57 per ADS (corresponding to €95.34 per ordinary share).
The set-off and the corresponding issuance and delivery of the ADSs to the holders occurred on May 7, 2026. The vendor's loan was fully extinguished at that date. The royalty certificates were immediately cancelled following the transaction.
Historical Changes in Cash Flows
The following table sets forth our cash inflows and outflows for the three-month periods ended March 31,
2025 and 2026.

(In thousands of euros)	Three Months Ended March 31, 2025	Three Months Ended March 31, 2026	2026 vs 2025 Change
Net cash flows (used in) operating activities ...............................	(33,278)	(50,519)	52%
Net cash flows provided by (used in) investing activities ............	1,082	495	(54)%
Net cash flows provided by (used in) financing activities ...........	(7,837)	73	(101)%
Effect of movements in exchange rates on cash held ...................	(700)	7,415	(1,159)%
Revaluation of cash equivalents measured at fair value ..............	88	3,274	3,637%
Net (decrease) in cash and cash equivalents ............................	(40,646)	(39,262)	(3)%

Cash and cash equivalents at the beginning of the period ......	144,221	516,685	258%

Cash and cash equivalents at the end of the period ................	103,576	477,423	361%

Operating Activities
For the three months ended March 31, 2026, cash used in operating activities was €50.5 million, as compared to €33.3 million for the three months ended March 31, 2025, an increase of €17.2 million, or 52%. Net cash used in operating activities for both periods was predominantly related to payments for the progression of our UC and CD trials and personnel, legal, professional and infrastructure costs associated with operating as a dual-listed public company. The increase was mostly driven by the increase in our operating loss (as explained above), partly offset by changes in our working capital requirements of €9.0 million for the three months ended March 31, 2025, resulting primarily from an increase in our trade payables reflecting the progress of our Phase 3 clinical trials. For the three months ended March 31, 2026, the changes in our working capital requirements further contributed to our net cash used in operating activities for €5.0 million.
Investing Activities
For the three months ended March 31, 2026, cash provided by investing activities amounted to €0.5 million, reflecting €0.5 million of interest received on our invested proceeds from our offering on the Nasdaq Global Market in July 2025.
For the three months ended March 31, 2025, cash provided by investing activities amounted to €1.1 million and was mainly driven by €1.0 million of interest received on our invested proceeds from our initial public offering on the Nasdaq Global Market and private placement in October 2023.
Financing Activities
For the three months ended March 31, 2026, cash provided by financing activities was €0.1 million, which primarily consisted of cash received from the subscription by independent members of our board of directors of the share warrants granted to them for €0.5 million, offset by repayments of our lease liabilities and related interests for
€0.4 million.
For the three months ended March 31, 2025, cash used in financing activities was €(7.8) million, which consisted of repayments of €6.1 million (of which €3.7 million was under tranches B and C of the Kreos / Claret
Financing and €2.2 million was under the Heights convertible notes) and interest payments of €2.0 million on tranches A, B and C of the Kreos / Claret Financing (€1.6 million) and the Heights convertible notes (€0.4 million).
Material Cash Requirements
Contractual Obligations and Loans
The following table sets forth information about material contractual obligations as of March 31, 2026.
The commitment amounts in the table below are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Future events could cause actual payments to differ from these estimates. All amounts except the retirement benefits in the table below are presented gross and are undiscounted.

	As of March 31, 2026	As of March 31, 2026	As of March 31, 2026
	Less than	More than
(In thousands of euros)	1 year	1 year	Total
Lease obligations .................................	1,127	354	1,482
Retirement benefits .............................	—	638	638
Off-balance sheet obligations ..............	198,060	—	198,060

Total ....................................................	199,187	992	200,180

In the ordinary course of our business, we regularly use the services of subcontractors and enter into research and partnership arrangements with various contract research organizations (“CROs”) and with public-sector partners or subcontractors, who conduct clinical trials and studies in relation to our drug candidates. Off-balance sheet obligations in the table above are commitments related to these research and partnership agreements. They are classified at less than one year maturity in the absence of a fixed schedule in contracts, in case of multiple-year contracts, such as CRO contracts. CRO contracts include payments that are conditional to the completion of future development milestones. The majority of the commitments with our CROs are cancellable under certain circumstances such as insolvency, study put on hold by competent authorities, breach in regulations or negligence in the provision of the services.
Our material cash requirements in the above table do not include potential future royalty payments related to the royalty certificates, amounting to 2% of the future net sales of obefazimod (worldwide and for all indications).
The amount of royalties that may be paid under the royalty certificates is capped at €172.1 million in the aggregate.

On May 7, 2026, we repurchased all of our outstanding royalty certificates from their holders at an aggregate price of €76.5 million, paid in cash and ADSs. All of the royalty certificates were immediately cancelled following the transaction.
As of March 31, 2026, our contractual obligations were €200.2 million, comprising off-balance sheet obligations of €198.1 million with respect to purchase obligations, lease obligations of €1.5 million and retirement benefits obligations of €0.6 million.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ABIVAX SA UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL
POSITION

(Amounts in thousands of euros)	Notes	AS OF DECEMBER 31, 2025	AS OF MARCH 31, 2026
ASSETS
Non-current assets
Goodwill	6	18,419	18,419
Intangible assets	7	6,605	6,605
Property, plant and equipment	8	2,090	1,783
Other financial assets	9	5,358	5,395
Other receivables and assets	10	625	1,720
Total non-current assets		33,097	33,922
Current assets
Other financial assets	9	21,415	22,032
Other receivables and assets	10	13,144	13,766
Cash and cash equivalents	11	516,685	477,423
Total current assets		551,244	513,220
TOTAL ASSETS		584,341	547,142
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		785	793
Premiums related to share capital		1,190,593	1,191,083
Translation reserve		2,309	2,029
Retained earnings		(402,380)	(715,843)
Net loss for the period		(336,102)	(48,468)
Total shareholders’ equity	13	455,205	429,594
Non-current liabilities
Retirement benefit obligations	16	627	638
Provisions	17.3	28,849	15,491
Borrowings	15	554	346
Royalty certificates	15	30,237	32,764
Deferred tax liabilities	22	5,848	6,076
Total non-current liabilities		66,114	55,315
Current liabilities
Borrowings	15	1,302	1,101
Provisions	17.3	17,030	18,125
Trade payables and other current liabilities	17.1	37,552	29,514
Tax and employee-related payables	17.2	7,137	13,493
Total current liabilities		63,021	62,233
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		584,341	547,142

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of euros, except share and per share amounts)	Notes	FOR THE THREE MONTHS ENDED MARCH 31, 2025	FOR THE THREE MONTHS ENDED MARCH 31, 2026
Other operating income	18	994	1,344
Total operating income		994	1,344
Sales and marketing	19.1	(860)	(1,748)
Research and development	19.2	(39,301)	(49,542)
General and administrative	19.3	(8,033)	(6,283)
Total operating expenses		(48,194)	(57,574)
Operating loss		(47,200)	(56,229)
Financial expenses		(6,723)	(4,769)
Financial income		1,552	12,759
Financial gain (loss)	21	(5,170)	7,989
Net loss before tax		(52,370)	(48,240)
Income tax	22	—	(228)
Net loss for the period		(52,370)	(48,468)
Loss per share (€/share)
Weighted average number of outstanding shares used for computing basic/diluted loss per share		63,378,911	78,958,563
Basic / diluted loss per share (€/share)	23	(0.83)	(0.61)

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
LOSS

(Amounts in thousands of euros)	Notes	FOR THE THREE MONTHS ENDED MARCH 31, 2025	FOR THE THREE MONTHS ENDED MARCH 31, 2026
Net loss for the period		(52,370)	(48,468)
Items that will not be reclassified to profit or loss		40	29
Actuarial gains and losses on retirement benefit obligations	16	40	29
Items that are or may be reclassified subsequently to profit or loss		211	(280)
Foreign currency translation differences		211	(280)
Other comprehensive income (loss)		250	(252)
Total comprehensive income (loss) for the period		(52,119)	(48,720)

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of euros, except number of shares)	Notes	NUMBER OF SHARES ISSUED	SHARE CAPITAL	PREMIUMS RELATED TO SHARE CAPITAL	TRANSLATION RESERVE	RETAINED EARNINGS	NET LOSS FOR THE YEAR	TOTAL SHAREHOLDER S' EQUITY
AS OF JANUARY 1, 2025		63,347,837	633	478,905	(75)	(262,637)	(176,242)	40,584
Net loss for the period		—	—	—	—	—	(52,370)	(52,370)
Other comprehensive income (loss)	16	—	—	—	211	40	—	250
Total comprehensive loss for the period		—	—	—	211	40	(52,370)	(52,119)
Appropriation of prior period net loss		—	—	—	—	(176,242)	176,242	—
Exercises of other share warrants	13.2, 14	—	—	250	—	—	—	250
Issue of free shares	14	70,912	1	(1)	—	—	—	—
Shares based compensation expense	14	—	—	—	—	4,692	—	4,692
AS OF MARCH 31, 2025		63,418,749	634	479,155	136	(434,147)	(52,370)	(6,591)

AS OF DECEMBER 31, 2025		78,536,412	785	1,190,593	2,309	(402,380)	(336,102)	455,205
Net loss for the period		—	—	—	—	—	(48,468)	(48,468)
Other comprehensive income (loss)	16	—	—	—	(280)	29	—	(252)
Total comprehensive loss for the period		—	—	—	(280)	29	(48,468)	(48,720)
Appropriation of prior period net loss		—	—	—	—	(336,102)	336,102	—
Issue of share warrants	14	—	—	475	—	—	—	475
Exercises of share warrants	13.2, 14	2,540	—	23	—	—	—	23
Issue of free shares	14	752,236	8	(8)	—	—	—	—
Shares based compensation expense	14	—	—	—	—	22,610	—	22,610
AS OF MARCH 31, 2026	13.1	79,291,188	793	1,191,083	2,029	(715,843)	(48,468)	429,594

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of euros)	Notes	FOR THE THREE MONTHS ENDED MARCH 31, 2025	FOR THE THREE MONTHS ENDED MARCH 31, 2026
Cash flows provided by (used in) operating activities
Net loss for the period		(52,370)	(48,468)
Adjustments for:
Amortization of intangibles and depreciation of property, plant and equipment		273	367
Retirement benefit obligations	16	36	34
Share-based compensation expenses	14	4,689	22,610
Net gain on sale of treasury shares		—	—
Interest expenses and other financial expenses	21	5,318	4,769
Financial income	21	(1,026)	(12,633)
Effect of unwinding the discount related to advances	21	(233)	(125)
Increase/(decrease) in derivatives and liabilities measured at fair value	15	1,081	—
Changes in provisions	17.3	—	(12,335)
Current and deferred tax expenses		—	228
Other		(58)	8
Cash flows provided by (used in) operating activities before change in working capital requirements		(42,289)	(45,545)
Decrease / (increase) in other receivables and related accounts		(2,161)	(3,484)
Increase / (decrease) in trade payables		12,754	(8,048)
Increase / (decrease) in tax and social security liabilities		(1,608)	6,557
Change in deferred income and other liabilities		26	—
Changes in working capital requirements		9,011	(4,974)
Income taxes paid		—	—
Cash flows provided by (used in) operating activities		(33,278)	(50,519)
Cash flows provided by (used in) investing activities
Acquisitions of property, plant and equipment		(44)	(54)
Advances reimbursed by / (made to) CROs	10	18	37
Increase in deposits	9	(6)	—
Decrease in deposits	9	130	—
Interest received		984	512
Cash flows provided by (used in) investing activities		1,082	495
Cash flows provided by (used in) financing activities
Exercise of warrants	14	—	23
Warrants subscription		—	475
Repayments of convertible loan notes	15	(2,188)	—
Repayments of non-convertible bond loans	15	(3,705)	—
Payments of the lease liabilities	15	(230)	(412)
Interest paid	15	(1,965)	(13)
Other		250	—
Cash flows provided by (used in) financing activities		(7,837)	73
Effect of movements in exchange rates on cash held	11	(700)	7,415
Revaluation of cash equivalents measured at fair value	11 & 21	88	3,274
Increase (decrease) in cash and cash equivalents		(40,646)	(39,262)
Cash and cash equivalents at the beginning of the year	11	144,221	516,685
Cash and cash equivalents at the end of the year	11	103,576	477,423
Increase (decrease) in cash and cash equivalents		(40,646)	(39,262)

ABIVAX SA NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1. The Group
Note 1.1. Information on the Group and its business
ABIVAX SA (the “Company”) is a société anonyme incorporated under the laws of France on December 4, 2013. Its registered office is located at 7-11 Boulevard Haussmann—75009 Paris, France. The Company is developing therapeutics designed to harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases.
These unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2026 comprise the Company and ABIVAX LLC (the “Subsidiary”), the United States subsidiary of ABIVAX SA, created on March 20,
2023 under the laws of the State of Delaware (together referred to as the “Group”).
The Group has incurred losses since its inception and had shareholders’ equity of €429,594 thousand as of March 31, 2026. The Group anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its drug candidates which are currently under development. Substantial additional financing will be needed by the Group to fund its operations and to commercially develop its drug candidates, if approved. See note 3.3. Subsequent event.
The Group's future operations are highly dependent on a combination of factors, including: (i) the success of its research and development activities; (ii) regulatory approval and market acceptance of its proposed future products; (iii) the timely and successful completion of additional financing and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Group is, and expects to continue to be, in the short to mid-term, financed through the issuance of new equity or debt instruments.
The Group is focusing its efforts on the following points:
•Completion of the Phase 3 clinical trial program (ABTECT) for obefazimod in moderately to severely active ulcerative colitis
(“UC”).
•Continuation of the Phase 2b clinical trial (ENHANCE-CD) of obefazimod in Crohn’s disease (“CD”).
•Evaluating combination therapy candidates with obefazimod in UC.
•Selecting a follow-on candidate for obefazimod.
Note 1.2. Date of authorization of issuance
The unaudited interim condensed consolidated financial statements and related notes have been prepared under the responsibility of management of the Group and were approved and authorized for issuance by the Group’s board of directors on May 21, 2026.
Note 2. Basis of preparation
Except for share data and per share amounts, the unaudited interim condensed consolidated financial statements are presented in thousands of euros. Amounts are rounded up or down the nearest whole number for the calculation of certain financial data and other information contained in these accounts. Accordingly, the total amounts presented in certain tables may not be the exact sum of the preceding figures.

Statement of compliance
These unaudited interim condensed consolidated financial statements as of March 31, 2026 and for the three-month periods ended
March 31, 2026 and 2025 have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International
Accounting Standards Board ("IASB") and as adopted by the European Union (EU) and should be read in conjunction with the latest
Group’s annual financial statements for the years ended December 31, 2023, 2024 and 2025, prepared in accordance with the
International Financial Reporting Standards ("IFRS") as issued by IASB and as adopted by the EU.
They do not include all the information required for a complete set of financial statements prepared under IFRS. They do, however, include selected notes explaining significant events and transactions in order to understand the changes in the Group’s financial position and performance since the last annual financial statements.
The accounting policies used to prepare these unaudited interim condensed financial statements are identical to those applied by the
Group as of December 31, 2025, except for:
•the texts whose application is compulsory as from January 1, 2026;
•the specific provisions of IAS 34 used in the preparation of the unaudited interim condensed consolidated financial statements.
The Group applied the following amendments that are effective for annual reporting periods beginning on or after January 1, 2026:
•IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Amendments to the Classification and
Measurement of Financial Instruments.
The amendments clarify the timing of recognition and derecognition of financial assets and financial liabilities and introduce a derecognition exception that permits an entity to derecognize a financial liability before settlement date when the financial liability is settled with cash, using an electronic payment system that meets specific criteria. Adopting the amendments resulted in a change in the Group's accounting policy only for the derecognition of financial liabilities settled with cash using qualifying electronic payment systems, for which the Group has elected to apply the exception.
The change in accounting policy did not have a material effect on the Group’s unaudited interim condensed consolidated financial statements for the periods presented.
The other additional disclosures introduced by the amendments in relation to (i) investments in equity instruments designated at fair value through other comprehensive income ("FVOCI") and (ii) financial instruments not measured at fair value through profit or loss ("FVTPL") with certain contingent features are not applicable to the Group.
•IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Contracts Referencing Nature-dependent
Electricity.
The Group assessed that the application of these issued accounting pronouncements has no impact on the financial statements.
The standards and interpretations not yet mandatory as of March 31, 2026 are the following:
•IFRS 18 Presentation and Disclosure in Financial Statements, whose application is for annual reporting periods beginning on or after January 1, 2027, as approved by the EU on February 16, 2026;
•IFRS 19 Subsidiaries without Public Accountability: Disclosures, and the Amendments (issued on August 21,2025) whose application is for annual reporting periods beginning on or after January 1, 2027 (not yet approved by the EU), and
•IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency, whose application is for annual reporting periods beginning on or after January 1, 2027 (not yet approved by the EU).
These texts have not been early adopted. The application of the standards and interpretations issued respectively by the IASB and the
IFRS IC that are not yet effective as of March 31, 2026 is not expected to have a material impact on the Group’s consolidated financial statements. IFRS 18, issued in April 2024 and effective from January 1, 2027, will modify the presentation of the Consolidated statements of income (loss) and the Consolidated statements of cash flows.

Preparation of the financial statements
The unaudited interim condensed consolidated financial statements of the Group were prepared on a historical cost basis, with the exception of certain asset and liability categories and in accordance with the provisions set out in IFRS such as employee benefits measured using the projected unit credit method, the Heights notes (classified under "Convertible loan notes") measured at fair value and derivative financial instruments measured at fair value and certain investments classified under "Cash and equivalents" measured at fair value.
Going concern
The Group has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the three-month period ended March 31, 2026, the Group had a net loss of
€(48.5) million.
Since inception, the Group has financed its operations through the issuance of ordinary shares with gross aggregate proceeds of
€1,194.7 million, of which €130 million of gross proceeds were from offerings of its ordinary shares on Euronext Paris in February
2023, €223.3 million of gross proceeds were from its offering of ordinary shares in the form of American Depository Shares ("ADS")
on the Nasdaq Global Market as well as ordinary shares in Europe (including France) and countries outside of the United States in a private placement in October 2023 and €637.5 million of gross proceeds were from the offering of ordinary shares in the form of
ADSs on the Nasdaq Global Market in July 2025 (the “Offering”), bank borrowings and structured loans for €175.0 million, reimbursements of Research Tax Credits (Crédit d’Impôt Recherche (“CIR”)) in an amount of €41.3 million, subsidies received from
Banque Publique d’Investissement (“Bpifrance”) (including €17.1 million of subsidies and €1.8 million of conditional advances) and royalty certificates in an amount of €2.9 million.
Based on the Group’s existing cash and cash equivalents and other short-term investments of €491.6 million as of March 31, 2026, the
Group expects, as of the date of issuance of these financial statements, to be able to fund its forecasted cash flow requirements into the fourth quarter of 2027. This takes into account the repurchase and cancellation by the Group of its royalty certificates in May 2026
(see Note 3.3. below), as well as management's assumptions of continued R&D expenditure related to the continuation of the Phase 3 clinical trials of obefazimod in UC, progression of the Phase 2b clinical trials for CD and the initial stages of the scale up of the commercial organization as the Group prepares for a potential launch of obefazimod in UC.
Based on the above, these financial statements have been prepared on a going concern basis.
Note 3. Significant events for the year ended December 31, 2025 and the three-month period ended March  31, 2026 and subsequent events

Note 3.1. For the year ended December 31, 2025
Share-based compensation plans – January-November 2025
In January 2025, the Group granted its independent Board members, as well as one of its Board Observers and Advisor, the right to subscribe up to 125,000 share warrants (BSA) in the aggregate, the vesting of which (if subscribed) is subject to a service condition of four years, by tranches of 25% each, vested on January 1 of each year.
In February, March, May, August and November 2025, the Group issued eight free-share compensation plans to certain of its officers and employees, representing a maximum of 6,280,727 shares in the aggregate, the vesting of which is subject to the following service condition: 50% of the AGAs vest at the end of a two-year period from the allocation date, 25% at the end of a three-year period from the allocation date and 25% at the end of a four-year period from the allocation date (with the exception of the 123,102 2025-2 AGAs, which vest at the end of a two-year period from the allocation date, and the 50,000 2025-5 AGAs , which vest only upon the achievement of milestones related to clinical studies). Moreover, the vesting of almost half of the 4,319,500 2025-1 AGAs is subject to the occurrence of a tender offer on the securities issued by the Group and resulting in a change of control of the Group before a certain date.
In April 2025, the Group granted to one of its Board members the right to subscribe up to 39,370 share warrants (BSA), the vesting of which is subject to a service condition of four years, by tranches of 25% each, vested on May 1 of each year. The BSAs were subscribed in May 2025.
The detailed terms and conditions of these plans are set forth in Note 14.
Change in management – April 2025
On April 22, 2025, the Group announced the appointment of Dominik Höchli, MD to the Board of Directors of Abivax, effective immediately.
Completion of enrollment for the Phase 3 ABTECT trials in patients with moderately to severely active UC - April 2025
On April 29, 2025, the Group announced the completion of enrollment for the Phase 3 ABTECT trials in patients with moderately to severely active UC.
Publication of positive Phase 3 results from both ABTECT 8-week induction trials investigating obefazimod, in moderate to severely active UC – July 2025
On July 22, 2025, the Group announced the positive results of the ABTECT-1 and ABTECT-2 induction trials in patients with moderately to severely active UC. ABTECT-1 and 2 are global, multicenter, randomized, double-blind, placebo-controlled trials assessing once-daily oral administration of obefazimod at 25 mg or 50 mg doses in adult patients with moderately to severely active
UC. Eligible participants had inadequate response, loss of response, or intolerance to conventional and/or advanced therapies.
Following this announcement and that of its Offering completed on July 28, 2025 (see Completion of a public offering – July 2025 within this section), the Group’s share price increased significantly, from €6.64 as of June 30, 2025, to €57.00 as of July 28, 2025.
At the same time, the Group reassessed the probability of success (“POS”) of obtaining a future market authorization for obefazimod in UC, to reflect a reduced level of uncertainty following positive Phase 3 results.
The main financial effects of this event on the Group’s financial statements are the following:
•A significant increase in the carrying value of the royalty certificates, measured at amortized cost, reflecting an increase in the projected probability-weighted cash flows of the instrument, following the reassessment of the POS (see Note 15.5),
•Significant changes in the carrying value of the Group’s financial liabilities measured at fair value through profit or loss, i.e.
the Kreos / Claret BSA, the Kreos / Claret MRI and the Heights convertible notes (the latter as well as the Kreos / Claret BSA being converted into ordinary shares at the request of the noteholders in July and August 2025, see Conversion of the Heights

convertible notes, Kreos OCABSA and Kreos / Claret BSA and prepayment of the Kreos / Claret Tranches B and C bond loans – July-December 2025 below and Notes 15.1 and 15.2),
•Significant changes in the disclosure of the fair values of other financial instruments measured at amortized cost (i.e. the royalty certificates, the debt components of (i) the Kreos / Claret OCABSA (Tranche A, converted into shares in August
2025) and (ii) Tranche B and C bond loans; these fair value changes are not expected directly to impact the future financial position and net loss of the Group - see Note 15),
•A significant increase in provisions related to employer contributions on AGAs (the contribution being based on the vesting date share price - see Note 14).
Completion of a public offering – July 2025
On July 28, 2025, the Group announced the completion of an underwritten public offering of 11,679,400 ADSs (the “Offering”) at a price of $64.00 per ADS (corresponding to €54.58 per ordinary share, based on the exchange rate of €1.00 = $1.1726 as published by the European Central Bank on July 23, 2025). The aggregate gross proceeds amounted to approximately $747.5 million, equivalent to approximately €637.5 million, before deduction of underwriting commissions and estimated expenses, and the net proceeds, after deducting underwriting commissions and estimated offering expenses, were approximately $700.3 million, equivalent to approximately €597.2 million. The net cash from the Offering of €608.1 million presented within the Unaudited Condensed Interim
Statements of Cash Flows also includes the effect of a net foreign exchange gain resulting from the favorable change in the euro to
U.S. dollar exchange rate between the closing of the Offering and the date of receipt of funds.
The Group believes that the net proceeds from the Offering, together with its current cash and cash equivalents, will allow it to finance its operations into the fourth quarter of 2027, allowing it to reach 12 months of expected cash runway following the planned NDA submission for UC, assuming positive results from its Phase 3 maintenance trial (see Note 2 above "Going concern").
Conversion of the Heights convertible notes, Kreos OCABSA and Kreos / Claret BSA and prepayment of the Kreos / Claret Tranches
B and C bond loans – July-December 2025
On July 23 and July 30, 2025, the Group received notices from entities affiliated with Heights Capital Management, which hold amortizing senior convertible notes of the Group issued in August 2023 (the “Height convertible notes”), for the immediate conversion of respectively 150 and 200 convertible notes (corresponding to the entirety of the outstanding principal amount of €21.9 million) into
920,377 new ordinary shares of the Group at a conversion price of €23.7674 per ordinary share in accordance with the terms and conditions of the convertible notes.
On August 8, 2025, Kreos Capital VII (UK) Limited converted its portion of the Tranche A of the Kreos / Claret Financing (the Kreos
OCABSA), resulting in the issuance of 785,389 ordinary shares. In addition, on July 30, 2025 Kreos Capital VII Aggregator SCSp exercised its share warrants (the tranche A-B BSA and tranche C BSA) resulting in the issuance of 319,251 ordinary shares of the
Group.
On August 28, 2025, Claret European Growth Capital Fund III SCSp exercised its share warrants (the tranche A-B BSA and tranche C
BSA) resulting in the issuance of 206,662 ordinary shares of the Group.
On November 25, 2025, Claret European Growth Capital Fund III SCSp converted its portion of the Tranche A portion of the Kreos /
Claret Financing (the Claret OCABSA), resulting in the issuance of 392,695 ordinary shares of the Group.
On December 23, 2025, the Group completed the full prepayment of the outstanding balances of Tranches B and C of the Kreos /
Claret Financing. The repayment amount, including end-of-loan exit fees and prepayment fees, amounts to 33,823 thousand.
Following these transactions, the Group no longer holds any debt related to the Kreos / Claret and Heights Financings.
The impacts of these operations on the Group's financial statements are set forth in Note 15.1 and 15.2.
Admission to the CAC Mid 60 and SBF 120 indices - September 2025

Following the annual review of the Euronext Paris indices on September 11, 2025, the Scientific Council of the Indices has decided to admit the Company to the CAC Mid 60 and SBF 120 indices. This decision took effect on Friday, September 19, 2025, after market close. The CAC Mid 60 and SBF 120 are key indices on the Euronext Paris exchange, representing mid-sized listed companies and a broader selection of 120 major securities, respectively.
Note 3.2. For the three-month period ended March 31, 2026
Share-based compensation plans – February and March 2026
In February and March 2026 certain of the Group's officers and employees were allocated  47,500 AGAs (AGA plan 2026-1), 294,476
(AGA plan 2026-2), 1,619 (AGA plan 2026-3) in the aggregate, the vesting of which is subject to the following service condition:
50% of the AGAs vest at the end of a two-year period from the allocation date, 25% at the end of a three-year period from the allocation date and 25% at the end of a four-year period from the allocation date.
In February 2026, the Group granted its independent Board members, as well as a board observer and advisor, the right to subscribe up to 23,477 share warrants (BSA) in the aggregate, the vesting of which is subject to a service condition of four years, by tranches of
25% each, vested on each February 1st thereafter. The BSAs were subscribed in February 2026.
Changes in Management - March 2026
In March 2026, the Group appointed Michael Nesrallah, MBA, as Chief Commercial Officer, Keith Fournier, Ph.D., as Senior Vice
President of Global Regulatory Affairs, and Maurus de la Rosa, Ph.D., Senior Vice President of Research.
In March 2026, Sofinnova Partners, represented by Dr. Kinam Hong, stepped down from the Group's Board of Directors.
In light of Dr. Didier Scherrer's departure from his role as Chief Scientific Officer, the Group entered into a settlement agreement
("protocole d’accord transactionnel") with Dr. Didier Scherrer under which:
•Dr. Scherrer received a balance of notice pay in the total gross amount of €278 thousand, together with a contractual severance indemnity of €240 thousand (net);
•the Group waived the continued employment condition attached to 77,050 free shares previously granted to Dr. Scherrer;
•the Group waived the continued employment condition for a further 40,200 free shares, subject to specific performance conditions;
•the remaining 217,750 free shares previously granted to Dr. Scherrer are lapsed; and
•Dr. Scherrer irrevocably waived all claims and renounced any legal action against the Group.
The accounting treatment of this transaction is set forth in Note 14.

Note 3.3. Subsequent events
Repurchase of royalty certificates – May 2026
On May 4, 2026, the Group entered into a purchase agreement with the holders of its royalty certificates (TCG Crossover Fund I, L.P.,
VHCP ABVX Holdings, LLC, Deep Track Biotechnology Master Fund, Ltd., Sofinnova Crossover I SLP, Invus Public Equities, L.P.,
FPCI BioMedTech and Santé Holdings Srl, together referred to as the “Holders”). Pursuant to the agreement, the Holders agreed to sell, and the Group agreed to purchase, all of the royalty certificates for a purchase price equal to $90 million (equivalent to approximately €76.5 million), of which $45 million was paid in cash on May 7, 2026.
The Holders granted the Group an interest-free vendor’s loan ("crédit vendeur") in a total amount equal to the remaining $45 million, to be reinvested in the Group's securities by way of set off against the subscription price of 403,347 ordinary shares in the form of
ADSs to be issued by the Group to the Holders, at an offering price of $111.57 per ADS (corresponding to €95.34 per ordinary share, based on the exchange rate of €1.00 = $1.1702 as published by the European Central Bank on April 30, 2026). The set-off and the
corresponding issuance and delivery of the ADSs to the Holders occurred on May 7, 2026. The vendor's loan was fully extinguished at that date.
The royalty certificates repurchased by the Group were immediately cancelled by the Group.
Based on the information available as of the date of issuance of the financial statements, the estimated impact in profit or loss of the repurchase of the royalty certificates on May 7, 2026 is expected to result in an expense of approximately €43.0 million, to be recognized in the second quarter of 2026. The amount corresponds to the difference between the certificates' carrying amount on the repurchase date of €33.5 million and the total consideration transferred, comprising cash and equity consideration of €38.2 million each, based on the exchange rate prevailing on that date. Consequently, the €6.1 million deferred tax liability recognized in the
Group's statements of financial position as of March 31, 2026 will be derecognized, and a corresponding tax income will be recognized (see Note 22).
On May 7, 2026, the Group filed a prospectus supplement to its effective shelf registration statement on Form F-3ASR filed with the
Securities and Exchange Commission on July 23, 2025, for the purpose of registering for resale up to 403,347 ADSs held by the
Holders.
Note 4. Accounting principles
The Group's accounting policies are the same as those described in the annual consolidated financial statements of the Group as of
December 31, 2025 accompanying the Annual Report, with the exception of the change in accounting policy implemented following the application of the Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Amendments to
the Classification and Measurement of Financial Instruments (see Note 2). Under the new accounting policy, the Group derecognises financial liabilities on the settlement date. However, for certain financial liabilities settled with cash using electronic payment systems, the Group applies an exception on a system-by-system basis to derecognise financial liabilities earlier. For these liabilities, derecognition occurs when the Group’s ability to withdraw, stop or cancel the payment instruction is surrendered and the other eligibility criteria are met.
Use of judgments and estimates
In preparing these unaudited condensed consolidated financial statements, management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual values may differ from estimated values.
The significant judgments made by management in the application of the Group’s accounting policies and the key sources of estimation uncertainty are the same as those described in the annual consolidated financial statements of the Group as of December 31,
2025 accompanying the Annual Report.
Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly
(i.e., prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
Seasonality of operations
The Group’s operations are not subject to significant seasonality.
Note 5. Segment information
The assessment of the Group’s performance and the decisions about resources to be allocated are made by the chief operating decision maker, based on the management reporting system of the Group. The Group identified the Chief Executive Officer of the Group as
“Chief operating decision maker”. The Chief operating decision maker reviews on an aggregated basis the incurred expenses for allocating and evaluating performance of the Group.
The Group operates in a single operating segment: R&D of pharmaceutical products in order to market them in the future.
Substantially all operations, assets, liabilities, and losses of the Group are located in France. As of March 31, 2026, the Subsidiary’s contributions to the Group’s liabilities and net losses were less than 10% and its contribution to the Group's assets were 30.5%
(consisting predominantly of cash and cash equivalents).
Note 6. Goodwill and impairment test
Goodwill relates to the acquisition of Splicos SAS that occurred in 2014 (i.e., prior to the transition date to IFRS) which was merged into the Group the same year.
Goodwill from the Splicos SAS acquisition corresponds to the “Modulation of RNA biogenesis / splicing” technological platform, from which derived the lead drug candidate of the Group: obefazimod.
In accordance with IAS 36, goodwill is allocated to groups of cash generating units (CGUs) at a level corresponding to the lead drug candidates. Thus, goodwill from Splicos SAS is allocated to obefazimod.
The net carrying amount of Splicos SAS goodwill is €18,419 thousand as of December 31, 2025 and March 31, 2026.
Obefazimod is currently in clinical development, so a clinical trial failure or a failure to obtain a marketing approval could result in an impairment. As of March 31, 2026, the Group has not identified any indication of impairment loss related to goodwill, intangible or tangible assets.
Note 7. Intangible assets
Intangible assets are mainly comprised of the intellectual property underlying:
(i)The collaboration and license agreement with the French National Centre for Scientific Research (CNRS), Montpellier 2
University and the Curie.
(ii)Patents acquired through the acquisition of Prosynergia of €6,529 thousand. The patents are not yet amortized, similarly to licenses, and are included in obefazimod CGU for impairment test purposes.

Licenses and patents recognized as Intangible assets are not amortized since they are not operating in a manner intended by the management. As a consequence, and in accordance with IAS 36, those assets were subject to an annual impairment test as of
December 31, 2025, which did not result in any impairment loss. As of March 31, 2026, no indicator of impairment has been identified.

(amounts in thousands of euros)	LICENSES	SOFTWARE	PATENTS	TOTAL
GROSS VALUES
AS OF JANUARY 1, 2025	120	27	6,529	6,677
AS OF MARCH 31, 2025	120	27	6,529	6,677

AS OF DECEMBER 31, 2025	120	27	6,529	6,677
AS OF MARCH 31, 2026	120	27	6,529	6,677

(amounts in thousands of euros)	LICENSES	SOFTWARE	PATENTS	TOTAL
AMORTIZATION
AS OF JANUARY 1, 2025	(45)	(25)	—	(70)
AS OF MARCH 31, 2025	(45)	(25)	—	(70)

AS OF DECEMBER 31, 2025	(45)	(26)	—	(71)
AS OF MARCH 31, 2026	(45)	(26)	—	(71)

(amounts in thousands of euros)	LICENSES	SOFTWARE	PATENTS	TOTAL
NET BOOK VALUES
AS OF MARCH 31, 2025	75	2	6,529	6,606
AS OF DECEMBER 31, 2025	75	2	6,529	6,605
AS OF MARCH 31, 2026	75	1	6,529	6,605

Note 8. Property, plant and equipment
The following tables present changes in property, plant and equipment including the right of use of assets (or “ROU”) as of March 31,
2025 and 2026:

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT		FURNITURE AND COMPUTER EQUIPMENT		TOTAL		OF WHICH ROU
GROSS VALUES

AS OF JANUARY 1, 2025	2,818	513		698		4,029		2,526
Acquisition	—	—		25		25		—
Disposal	—	(29)		(5)		(34)		—
Effect of the change in foreign currency exchange rates	(4)	—		(16)		(20)		(21)
AS OF MARCH 31, 2025	2,814	484	—	702	0	4,000	0	2,505

AS OF DECEMBER 31, 2025	3,204	463		607		4,274		2,865
Acquisition	—	11		44		55		—
Effect of the change in foreign currency exchange rates	8	—		3		11		8
AS OF MARCH 31, 2026	3,212	474		654		4,340		2,874

(amounts in thousands of euros)	BUILDINGS		EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
DEPRECIATION
AS OF JANUARY 1, 2025	(613)	—	(419)	(332)	(1,363)	(575)
Increase	(224)		(8)	(34)	(266)	(194)
Disposal	—		29	5	34	—
Effect of the change in foreign currency exchange rates	1		—	5	6	2
AS OF MARCH 31, 2025	(836)		(398)	(356)	(1,590)	(767)

AS OF DECEMBER 31, 2025	(1,498)		(404)	(281)	(2,184)	(1,302)
Increase	(314)		(8)	(48)	(369)	(280)
Effect of the change in foreign currency exchange rates	(6)		—	1	(4)	(6)
AS OF MARCH 31, 2026	(1,818)		(412)	(328)	(2,558)	(1,587)

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
NET BOOK VALUES
AS OF MARCH 31, 2025	2,205	94	366	2,666	1,950
AS OF DECEMBER 31, 2025	1,706	59	325	2,090	1,563
AS OF MARCH 31, 2026	1,395	62	326	1,783	1,286
Right of use assets relate to buildings, vehicles and furniture. The net book value of right of use assets related to buildings amounted to
€1,655 thousand as of March 31, 2025, €1,473 thousand as of December 31, 2025 and €1,201 thousand as of March 31, 2026.

As of March 31, 2026, no indicator of impairment has been identified.
Note 9. Other financial assets
Other financial assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2025	AS OF MARCH 31, 2026
OTHER FINANCIAL ASSETS
Advances related to CRO contracts	4,665	4,693
Deposits	693	702
Total other non-current financial assets	5,358	5,395
Advances related to CRO contracts	7,717	7,903
Other investments	13,698	14,128
Total other current financial assets	21,415	22,032
Other financial assets	26,772	27,426
Advances related to CRO contracts
These advances granted in 2022 for a total undiscounted amount of €12,187 thousand for clinical studies are to be recovered at the end of the studies after final reconciliation with pass-through costs, which are being invoiced and paid as studies are carried out. These long-term advances were measured at fair value on initial recognition, using discount rates ranging from 0.19% to 7.16%, and are subsequently measured at amortized cost. The recovery dates of the first two advances are scheduled in 2026.
During the first half of 2023, additional advances related to CRO contracts amounting to €1,620 thousand were made (undiscounted amount). These long-term advances were measured at fair value on initial recognition, using discount rates ranging from 7.09% to
7.59%, and are subsequently measured at amortized cost.
At inception, a prepaid expenses asset was recognized for the difference between the advances’ nominal value and fair value, and spread over the term of the advances, at the rate of recognition of the related R&D expenses (see Note 10).
In March 2024, a change order was signed with the CRO, extending the scope (addition of maintenance studies) and end date of one of the studies to 2029, thus postponing the recovery date of the corresponding advance of €5,538 thousand from June 2026 to June 2029.
The Group considered that this asset modification met the criteria for derecognition, and recognized a new financial asset at fair value on that date, using a discount rate of 6.83%. Since the Group considers that these advances are made in exchange for a discount on future services to be received from the CROs, a prepaid expense asset was also recognized for the difference between the derecognized asset carrying value and new asset fair value, and spread over the term of the advance (equal to the period of service) in a similar manner.
As of March 31, 2026, the recovery dates of these advances are spread from 2026 to 2030.
The credit risk related to these advances is deemed insignificant due to the CROs' credit ratings.
Other investments
Other investments consist of 9-month and 12-month term deposits that do not qualify for a classification under cash and cash equivalents.
Deposits
Deposits include amounts related to the Paris and Boston offices lease contracts, the ATM Program, as well as other security deposits.

Note 10. Other receivables and assets
Other receivables and assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2025	AS OF MARCH 31, 2026
OTHER RECEIVABLES AND ASSETS
Research tax credit ("CIR")	—	1,139
Prepaid expenses	625	581
Total non-current other receivables and assets	625	1,720
Research tax credit ("CIR")	3,196	3,196
VAT receivables	6,870	7,423
Prepaid expenses	2,649	2,958
Employee-related receivables	429	190
Total current other receivables and assets	13,144	13,766
Other receivables and assets	13,769	15,486
Research tax credit (“CIR”)
The CIR is recognized as Other Operating Income in the year to which the eligible research expense relates. The Group received the payment for the CIR for the 2024 tax year of €5,640 thousand in June 2025 and expects to receive the CIR for the 2025 year of €3,196 thousand in the second half of 2026. The additional CIR of €1,139 thousand recorded over the three-month period ended March 31,
2026 relates to research expenses incurred during the period.

Prepaid expenses
Prepaid expenses as of March 31, 2026 include prepaid expenses related to CRO contracts for an amount of €961 thousand (see Note
9) and other expenses from various suppliers amounting to €2,577 thousand.

Note 11. Cash and cash equivalents
Cash and cash equivalents break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2025	AS OF MARCH 31, 2026
CASH AND CASH EQUIVALENTS
Cash equivalents	478,541	448,352
Cash	38,144	29,070
Cash and cash equivalents	516,685	477,423
Cash equivalents mainly include term deposits with short-term maturities and highly liquid investments in mutual funds (measured at amortized cost) and highly liquid investments in mutual funds and structured notes (measured at fair value through profit or loss)
denominated in euros and U.S. dollars. Cash equivalents include the invested proceeds from the Offering.
As of December 31, 2025 and March 31, 2026, in addition to the Group’s bank accounts, cash includes notice accounts amounting to
€5,744 thousand and €4,147 thousand respectively. These funds are available on demand within 24 hours and without penalty.
As of December 31, 2025 and March 31, 2026, the impact of the revaluation of cash and cash equivalents held in U.S. dollars into the
Company's functional currency is a net financial expense of €8,639 thousand and a net financial gain of €2,500 thousand, respectively.

Note 12. Financial assets and liabilities
The following table shows the carrying amounts and fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy.
Tax and employee-related payables are non-financial liabilities and are therefore excluded from the tables below. They are presented in Note 17.2.

			AS OF DECEMBER 31, 2025
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	26,772	27,141	—	27,141	—
Other receivables and assets (2)	13,769	13,769	—	13,769	—
Cash and cash equivalents (1)	516,685	516,685	437,031	79,654	—
Total financial assets	557,226	557,595	437,031	120,565	—
Financial liabilities—non-current portion (4, Note 15)	30,790	102,555	—	—	102,555
Financial liabilities—current portion (3, Note 15)	1,302	1,302	—	—	1,302
Trade payables and other current liabilities (3)	37,552	37,552	—	—	37,552
Total financial liabilities	69,644	141,409	—	—	141,409

			AS OF MARCH 31, 2026
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	27,426	27,444	—	27,444	—
Other receivables and assets (2)	15,486	15,486	—	15,486	—
Cash and cash equivalents (1)	477,423	477,423	410,972	66,451	—
Total financial assets	520,335	520,353	410,972	109,381	—
Financial liabilities—non-current portion (4, Note 15)	33,110	104,379	—	—	104,379
Financial liabilities—current portion (3, Note 15)	1,101	1,101	—	—	1,101
Trade payables and other current liabilities (3)	29,514	29,514	—	—	29,514
Total financial liabilities	63,725	134,993	—	—	134,993
(1)    The fair value of cash and cash equivalents is determined based on Level 1 fair value measurement and corresponds to the market value of the assets.
(2)    The carrying amount of financial assets measured at amortized cost is deemed to be a reasonable estimate of fair value, except for the long-term advances made to CROs, whose fair value is determined based on Level 3 fair value measurement and is estimated based on future cash-flows discounted at market rates, using credit spreads ranging from 34 bp to 131 bp as of December 31, 2025 and
42 bp to 145 bp as of March 31, 2026. As of December 31, 2025 and March 31, 2026, an increase in the credit spread by +100 bp would result in a decrease in the advances fair value by €231 thousand and €195 thousand respectively.
(3)    The carrying amount of current financial liabilities measured at amortized cost, including Trade payables and other current liabilities, was deemed to be a reasonable estimate of fair value.

(4)    The fair value of the royalty certificates, is based on Level 3 fair value measurement and is estimated based on models and assumptions detailed in Note 15.
Note 13. Shareholders’ equity
Note 13.1. Share capital issued
The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
As of March 31, 2026, the Group's share capital amounted to €793 thousand divided into 79,291,188 ordinary shares issued with a par value of €0.01 each, fully paid up, after taking into account the various capital increases that took place since inception.
Share capital does not include founders’ share subscription warrants (“bons de souscription de parts de créateur d’entreprise” or
“BCE”), share subscription warrants (“Bons de souscription d’actions,” or “BSA”) and free shares (“Attributions gratuites d’actions,”
or “AGA”) that have been granted to certain natural persons, both employees and non-employees of the Group, but not yet exercised.
The Group held none of its own shares as of December 31, 2025 and March 31, 2026.
The number of outstanding ordinary shares was 78,536,412 and 79,291,188 as of December 31, 2025 and March 31, 2026,
respectively.
Note 13.2. Change in share capital
The increase in the share capital for the three months ended March 31, 2026 relates to (i) the vesting of 752,236 AGAs and (ii) the exercise of 2,540 BCEs (see Note 14), resulting in the issuance of respectively 752,236 and 2,540 ordinary shares (i.e. 754,776 in the aggregate) with a par value of €0.01 per share.
Distribution of dividends
The Group did not distribute any dividends during any of the periods presented, does not have any present plan to pay any cash dividends on its equity securities in the foreseeable future and currently intends to retain all available funds and any future earnings to operate and expand its business.

Note 14. Share-based payments
The Group has granted BCEs, BSAs and AGAs. These plans qualify as “equity settled” under IFRS 2. The Group does not have any obligation to purchase these instruments in the event of departure or if a specific event does not occur.
BCEs
The following tables summarize the data relating to BCEs:

TYPE	NUMBER OF BCEs ISSUED	NUMBER OF BCE OUTSTAND ING AS OF JANUARY 1, 2026	NUMBER OF ISSUED BCEs	NUMBER OF LAPSED BCEs	NUMBER OF EXERCISE D BCEs	NUMBER OF BCEs OUTSTAND ING	NUMBER OF BCEs EXERCISA BLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET
			FOR THE THREE MONTHS ENDED MARCH 31, 2026			AS OF MARCH 31, 2026
Total BCEs	496,965	207,679	—	—	(2,540)	205,139	120,922	205,139
BSAs
The following tables summarize the data relating to BSAs:

TYPE	Total NUMBER OF BSAs ISSUED	NUMBER OF BCE OUTSTAND ING AS OF JANUARY 1, 2026	NUMBER OF ISSUED BSAs		NUMBER OF LAPSED BSAs	NUMBER OF EXERCISE D BSAs	NUMBER OF BSAs OUTSTAND ING		NUMBER OF BSAs EXERCISA BLE		MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET
			FOR THE THREE MONTHS ENDED MARCH 31, 2026				AS OF MARCH 31, 2026
Total BSAs	510,191	253,727	23,477	—	—	—	277,204	—	76,830	—	277,204
BSAs granted in February 2026
In February 2026, the Group granted its independent Board members, as well as a Board observer and advisor, the right to subscribe up to 23,477 BSAs in the aggregate, the vesting of which is subject to a service condition of four years, by tranches of 25% each, vested on each February 1,thereafter. The BSAs were subscribed in February 2026.
The fair value of the BSAs was determined at grant date using the Black Scholes model, with the following assumptions:

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE BSA	NUMBER OF BSAs	SUBSCRIPTI ON PRICE	STRIKE PRICE PER SHARE	RISK FREE RATE	EXPECTED MATURITY	VOLATILITY
BSA-2026-1	€99.63	[€77.7-€83.2]	23,477	€20.23	€99.63	3.77%	[5.5-7 years]	99.33%
AGAs
The following tables summarize the data relating to AGAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment:

GRANT DATE	TYPE	Total NUMBER OF AGAs ISSUED	NUMBER OF BCE OUTSTANDING AS OF JANUARY 1, 2026	NUMBER OF ISSUED AGAs	NUMBER OF LAPSED AGAs	NUMBER OF VESTED AGAs	NUMBER OF AGAs OUTSTANDING
				FOR THE THREE MONTHS ENDED MARCH 31, 2026			AS OF MARCH 31, 2026
	Total AGAs	11,171,743	8,395,678	460,845	(21,000)	(752,236)	8,083,287

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE AGA	MATURITY	VOLATILITY	RISK FREE RATE
AGA-2026-1	€95.50	€95.50	N/A	N/A	N/A
AGA-2026-2	€106.00	€106.00	N/A	N/A	N/A
AGA-2026-3	€106.00	€106.00	N/A	N/A	N/A

AGAs granted in February and March 2026
In February and March 2026 certain of the Group's officers and employees were allocated 47,500 AGAs (AGA plan 2026-1), 294,476
(AGA plan 2026-2), 1,619 (AGA plan 2026-3) in the aggregate, the vesting of which is subject to the following service condition:
50% of the AGAs vest at the end of a two-year period from the allocation date, 25% at the end of a three-year period from the allocation date and 25% at the end of a four-year period from the allocation date.
Accelerated vesting of AGA plans in March 2026
In light of Dr. Didier Scherrer's departure from his role as Chief Scientific Officer, the Group entered into a settlement agreement
("protocole d’accord transactionnel") with Dr. Didier Scherrer under which (i) the Group waived the continued employment condition attached to 77,050 free shares previously granted to Dr. Scherrer, (ii) the Group waived the continued employment condition for a further 40,200 free shares, subject to specific performance conditions, and (iii) the remaining 217,750 free shares previously granted to
Dr. Scherrer are lapsed.
As a result of transactions (i) and (ii), the Group recognized an expense equal to the fair value of these 117,250 AGAs (measured on
March 5, 2026) of €11,619 thousand during the three-month period ended March 31, 2026 (the accelerated vesting following the settlement agreement was accounted for as a new grant under IFRS 2, with the original grants being cancelled and the corresponding expense reversed as of December 31, 2025).
Breakdown of the compensation expenses accounted for the three-month periods ended March 31, 2025 and 2026:

TYPE (in thousands of euros)	FOR THE THREE MONTHS ENDED MARCH 31, 2025		FOR THE THREE MONTHS ENDED MARCH 31, 2026
BCEs	—	—	—
BSAs	(65)	—	(149)
AGAs	(4,623)	—	(22,461)
Social taxes related to AGAs	(683)	—	1,209
Total	(5,372)	—	(21,401)
The increase in AGA expenses for the three months ended March 31, 2026 is attributable to the €11,619 thousand expense recognized in relation to the accelerated vesting of certain of the Group's former Chief Scientific Officer's AGA plans (see above) as well as the impact of plans granted in 2025.
The debit amount of social taxes related to AGAs (and related provisions) for the three months ended March 31, 2026 is attributable to unused reversals of provisions amounting to €3,394 thousand (see Note 17.3) due to (i) the decrease in the price of the underlying shares over the period and, to a lesser extent, (ii) forfeitures following employee departures and changes in estimates regarding the achievement of performance conditions. The amount of unused reversals is partly offset by social charges recognized in relation to the
77,050 AGAs granted to the Group's former Chief Scientific Officer, for which vesting was effective as of March 5, 2026 and amounting to €2,256 thousand.
Changes in provisions for social taxes related to AGAs are presented in Note 17.3.

Note 15. Financial liabilities
Financial liabilities break down as follows:

(amounts in thousands of euros)
FINANCIAL LIABILITIES	AS OF DECEMBER 31, 2025	AS OF MARCH 31, 2026
Lease liabilities	554	346
Borrowings	554	346
Royalty certificates	30,237	32,764
Other financial liabilities	30,237	32,764
Total non-current financial liabilities	30,790	33,110

Lease liabilities	1,302	1,101
Borrowings	1,302	1,101
Total current financial liabilities	1,302	1,101
Total financial liabilities	32,093	34,210
Note 15.1. Structured debt financing with Kreos & Claret subscribed in August 2023 – “Kreos / Claret Financing”
The Kreos / Claret Financing consists of three tranches of €25,000 thousand each in aggregate principal amount (the convertible
OCABSA and the second and third tranches of non-convertible bonds, respectively the "tranches A, B and C") as well as a Minimal
Return Indemnification ("MRI") to the benefit of the bondholders.
In addition to the Kreos / Claret OCABSA, the Group has issued share warrants (the “tranche A-B BSA” and “tranche C BSA”), giving Kreos and Claret the right to subscribe to up to 214,198 and 405,832 ordinary shares respectively.
The OCABSA are compound instruments, split between (i) a debt component (then measured at amortized cost) and (ii) an equity component corresponding to the conversion option and the attached OCABSA warrants.
The OCABSA warrants are considered as an embedded component of the bonds rather than a separate stand-alone financial instrument.
The Kreos / Claret second and third tranches are hybrid instruments, split between (i) debt host contracts accounted for at amortized cost and (ii) bifurcated embedded derivatives accounted for at fair value through profit and loss, corresponding to the Minimal Return
Indemnifications and the prepayment options (the fair value of the prepayment options being deemed insignificant at issuance and at the subsequent reporting dates).
As the A-B and C warrants (the "Kreos / Claret BSA") are contractually transferable separately from the bonds and are redeemable in a variable number of ordinary shares of the Group, they are classified as standalone derivative financial liabilities.

The detailed terms and conditions and the accounting treatment of these instruments are presented in Note 15.1 to the annual consolidated financial statements of the Group as of December 31, 2025 accompanying the Group’s Annual Report.
Settlement of the liabilities
On August 6, 2025, Kreos Capital VII(UK) Limited converted the Tranche A portion of the Kreos / Claret Financing (the Kreos /
Claret OCABSA), resulting in the issuance of 785,389 ordinary shares and an increase in equity by €16,058 thousand.
On July 30, 2025, Kreos Capital VII Aggregator SCSp opted for the cashless exercise of its share warrants (the tranche A-B BSA and tranche C BSA), implemented through the repurchase by the Group of 94,117 tranche A-B and C BSA and the issuance of 319,251 ordinary shares of the Group and an increase in equity by €19,570 thousand.
On August 28, 2025, Claret European Growth Capital Fund III SCSp, exercised its share warrants (the tranche A-B BSA and tranche
C BSA) for 206,662 ordinary shares of the Group and an increase in equity by €14,198 thousand.
In August 2025, as a result of (i) the repayments of principal and interests made until that date under the Kreos / Claret Financing, (ii)
the exercise of the Tranche A-B and C BSA and (iii) the conversion of the Kreos OCABSA, the cash generated thereby met the
Minimum Cash Return due to the Kreos / Claret bondholders. Consequently, as no further payment could be due by the Group in relation to the Kreos / Claret Minimal Return Indemnification, the MRI derivatives were derecognized, resulting in a financial income of €3,620 thousand.
On November 25, 2025, Claret European Growth Capital Fund III SCSp converted its portion of the Tranche A portion of the Kreos /
Claret Financing (the Claret OCABSA), resulting in the issuance of 392,695 ordinary shares of the Group and an increase in equity by
€8,296 thousand.
On November 28, 2025, the Group notified the bondholders of its intention to prepay in full the outstanding balances of Tranches B and C of the Kreos / Claret Financing. The transaction was completed on December 23, 2025. The total amount paid by the Group at that date amounted to €33,823 thousand, consisting of:
•the outstanding principal of €29,903 thousand, from which the deposit amount of €1,081 thousand initially paid by the Group to Kreos and Claret was deducted,
•future interests discounted at a discount rate of 4% as per the terms of the prepayment option, amounting to €2,001 thousand,
and
•end-of-loan exit fees of €3,000 thousand.
Following the aforementioned transactions, the Group no longer holds any debt related to the Kreos Claret Financing.
Note 15.2.  Heights convertible notes
The Heights convertible notes consists of (i) a host debt instrument and (ii) conversion and settlement options representing embedded derivatives. The whole instrument is measured at FVTPL at each reporting date.
At inception, the Heights convertible notes' fair value differed from the issuance proceeds by €2,359 thousand.
Since the fair value measurement of the instrument is evidenced by a valuation technique that does not only use data from observable markets, the carrying amount was adjusted to defer the difference between the fair value measurement and the transaction price, and the day one gain is therefore recognized in financial income on a straight-line basis over the term of the instrument.
On July 23 and July 30, 2025, the noteholders requested the conversion of respectively 150 and 200 convertible notes (corresponding to the entirety of the outstanding principal amount of approximately €21.9 million) into 920,377 new ordinary shares of the Group at a conversion price of €23.7674 per ordinary share (see Note 3.1 "Conversion of the Heights convertible notes – July-August 2025").
At these dates, the fair value of the converted notes of €53,921 thousand was reclassified from financial liabilities to equity. On the conversion dates, due to the put option being exercised by the holders, the fair values of the Heights notes were deemed equal to the market prices of the issued shares.
As a result of the derecognition of the Heights notes, the outstanding day-one gain was entirely amortized, resulting in a financial income of €1,262 thousand recognized in July 2025.

Note 15.3. State guaranteed loan – “PGE”
During the fourth quarter of 2025, the Group prepaid in full the outstanding principal amount of the PGE loan of €1,264 thousand.
Note 15.4. Lease liabilities
The variations in lease liabilities are set forth below:

(amounts in thousands of euros)	LEASE LIABILITY
AS OF JANUARY 1, 2025	2,363
(+) Increase	—
(-) Decrease	(241)
AS OF MARCH 31, 2025	2,122

AS OF DECEMBER 31, 2025	1,856
(+) Increase	—
(-) Decrease	(409)
AS OF MARCH 31, 2026	1,447
Lease liabilities mainly relate to the Group’s headquarters in Paris entered into in May 2024, the Boston office entered into in
November 2023 and the Montpellier offices entered into in April 2024 (see Note 8).
As of December 31, 2025 and March 31, 2026, the lease liabilities of the Paris headquarters and Boston offices represented 70% and
74% of the total lease liability, respectively.
Lease expenses related to contracts for which a lease liability and right of use asset is recognized under IFRS 16 were €219 thousand and €301 thousand for the three-month periods ended March 31, 2025 and 2026, respectively. They were recognized for (i)
€194 thousand and €280 thousand as Depreciation expenses and (ii) €19 thousand and €13 thousand as Interest expenses, for the three-
month periods ended March 31, 2025 and 2026, respectively.
Lease expenses related to short-term lease contracts and low value assets that are not included in the valuation of the lease liability amount to €87 thousand, and €1 thousand for the three-month periods ended March 31, 2025 and 2026, respectively.
Note 15.5. Royalty certificates
The royalty certificates are measured at amortized cost using the EIR method.
As of March 31, 2026, using the same future royalty cash flows assumptions with an increase of 5 points of POS and +5% of peak penetration (best case scenario) would result in an increase in the royalty certificates carrying value by respectively €+1,853 thousand and €+2,882 thousand. Using the same assumptions with a decrease of (5)% points of POS and (5)% of peak penetration (worst case scenario) would result in a decrease in the royalty certificates carrying value by respectively €(1,853) thousand and €(4,416) thousand.
Fair value

The fair value of the royalty certificates is based on the net present value of royalties, which depends on assumptions made by the
Group with regards to the probability of success of its studies (“POS”), the commercialization budget of obefazimod (“peak penetration”) and the discount rate. As of December 31, 2025 and March 31, 2026, the fair value amounts to respectively
€102,001 thousand and €104,032 thousand.
Management ensured that the discount rate of 7.5% used is reasonable based on the specific risk profile of the royalties certificates.
As of December 31, 2025, using the same assumptions with an increase of +5 points of POS, +5% of peak penetration (best case scenario) and +1% WACC would result in a change in the royalty certificates fair value by respectively €+5810 thousand, €
+2830 thousand and €(4,940) thousand. Using the same assumptions with a decrease of (5) points of POS, (5)% of peak penetration
(worst case scenario) and (1)% WACC would result in a change in the royalty certificates fair value by respectively €(5,810) thousand,
€(5,590) thousand and €+5,251 thousand.
As of March 31, 2026, using the same assumptions with an increase of +5 points of POS, +5% of peak penetration (best case scenario)
and +1% discount rate would result in a change in the royalty certificates fair value by respectively €+5,920 thousand, €
+2,952 thousand and €(4,786) thousand. Using the same assumptions with a decrease of (5) points of POS, (5)% of peak penetration
(worst case scenario) and (1)% discount rate would result in a change in the royalty certificates fair value by respectively
€(5,920) thousand, €(5,557) thousand, and €5,078 thousand.
The royalty certificates were repurchased by the Group on May 7, 2026 for an aggregate price of €76,466 thousand, paid in cash and
ADSs, and subsequently cancelled (see Note 3.3).

Note 15.6. Change in financial liabilities
Changes in financial liabilities, excluding derivative instruments, are presented below as of March 31, 2025 and 2026:

(Amounts in thousands of euros)
FINANCIAL LIABILITIES (excluding derivatives instruments)	Kreos/Claret convertible notes (OCABSA)	Kreos & Claret bond loans	Heights convertible notes	PGE	Lease liabilities	Royalty certificates	Total
AS OF JANUARY 1, 2025	23,370	46,401	21,574	2,488	2,363	13,023	109,218
Proceeds	—	—	—	—	—	—	—
Repayments	—	(3,705)	(2,188)	—	(230)	—	(6,122)
Interest paid	(563)	(1,019)	(361)	—	(19)	—	(1,962)
Non-cash changes: (gain)/loss on recognition or derecognition	—	—	(147)	—	—	—	(147)
Non-cash changes: interest expense and other	1,012	2,155	344	22	19	983	4,535
Non-cash changes: other fair value remeasurement	—	—	1,051	—	—	—	1,051
Non cash changes : Effect of the change in foreign currency exchange rates	—	—	—	—	(11)	—	(11)
AS OF MARCH 31, 2025	23,819	43,832	20,273	2,510	2,122	14,006	106,563
AS OF DECEMBER 31, 2025	—	—	—	—	1,856	30,237	32,093
Repayments	—	—	—	—	(412)	—	(412)
Interest paid	—	—	—	—	(13)	—	(13)
Non-cash changes: interest expense and other	—	—	—	—	13	2,527	2,540
Non cash changes : Effect of the change in foreign currency exchange rates	—	—	—	—	3	—	3
AS OF MARCH 31, 2026	—	—	—	—	1,447	32,764	34,210
Note 15.7. Change in derivative instruments
Changes in derivative instruments are presented below:

(amounts in thousands of euros)	Kreos/Claret BSA	Kreos/Claret Minimal Return Indemnifications	Total
DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JANUARY 1, 2025	1,166	3,620	4,786
(+) Increase in fair value	—	175	175
(-) Decrease in fair value	(145)	—	(145)
AS OF MARCH 31, 2025	1,021	3,795	4,816

AS OF DECEMBER 31, 2025	—	—	—
(+) Increase in fair value	—	—	—
(-) Decrease in fair value	—	—	—
(-) Repurchases	—	—	—
(-) Exercises	—	—	—
AS OF MARCH 31, 2026	—	—	—
Details related to these instruments' accounting treatments and terms and conditions are set forth in Notes 15.1 and 15.2 of these financial statements, as well as in Notes 15.1 and 15.2 to the annual consolidated financial statements of the Group as of December 31,
2025 accompanying the Group’s Annual Report.
Note 15.8. Breakdown of financial liabilities by maturity
The following are the remaining contractual maturities of financial liabilities as of December 31, 2025 and March 31, 2026. The amounts are gross and undiscounted, and include contractual interest payments.

(amounts in thousands of euros)	AS OF DECEMBER 31, 2025
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS
Royalty certificates (1)	30,237	—	—	—	—	—
Lease liabilities	1,856	1,906	1,340	450	116	—
Total financial liabilities	32,093	1,906	1,340	450	116	—

(amounts in thousands of euros)	AS OF MARCH 31, 2026
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS
Royalty certificates (1)	32,764	—	—	—	—	—
Lease liabilities	1,447	1,482	1,127	250	104	—
Total financial liabilities	34,210	1,482	1,127	250	104	—
(1) The contractual cash flows above do not include potential future royalty payments related to the royalty certificates, amounting to
2% of the future net sales of obefazimod (worldwide and for all indications). The amount of royalties that may be paid under the royalty certificates is capped at €172.1 million in the aggregate. The royalty certificates were repurchased by the Group on May 7,
2026 and subsequently cancelled (see Note 3.3).

Note 16. Retirement benefit obligations
Retirement benefit obligations include the liability for the defined benefit plan, measured based on the provisions stipulated under the applicable collective agreements, i.e. the French pharmaceutical industry’s collective agreement. This commitment only applies to employees subject to French law. Employees in the U.S. benefit from defined contribution plans (401(k)).
Note 17. Payables, other current liabilities and provisions
Note 17.1. Trade payables and other current liabilities
Trade payables and other current liabilities break down as follows:

(amounts in thousands of euros)
TRADE PAYABLES AND OTHER CURRENT LIABILITIES	AS OF DECEMBER 31, 2025		AS OF MARCH 31, 2026
Trade payables	23,388		9,961
Accrued invoices	14,159		19,553
Other	4		—
Trade payables and other current liabilities	37,552	—	29,514
The decrease in Trade payables as of March 31, 2026 compared to December 31, 2025 is mainly attributable to decreased activity on the ABTECT clinical program as a result of reaching major milestones in the Phase 3 clinical trials in 2025.
Note 17.2. Tax and employee-related payables
Tax and employee-related payables are presented below:

(amounts in thousands of euros)
TAX AND EMPLOYEE-RELATED PAYABLES	AS OF DECEMBER 31, 2025	AS OF MARCH 31, 2026
Employee-related payables	4,816	2,130
Social security and other	2,304	11,199
Other tax and related payments	17	164
TAX AND EMPLOYEE-RELATED PAYABLES	7,137	13,493
The decrease in employee-related payables as of March 31, 2026 is mainly related to year-end bonus accruals.
The increase in Social security and other payables as of March 31, 2026 is mainly related to social contributions on vested AGAs that have become due, which are calculated using the vesting-date share price (see Note 14).
Note 17.3 Provisions

Provisions are presented below:

(amounts in thousands of euros)	AGA EMPLOYER CONTRIBUTIONS AND TAXES	OTHER PROVISIONS	TOTAL
AS OF DECEMBER 31, 2025	45,185	694	45,879
Increases	—	70	70
Provisions used	(8,325)	(563)	(8,888)
Unused reversals	(3,394)	(51)	(3,445)
AS OF MARCH 31, 2026	33,467	150	33,616
Non-current	15,471	20	15,491
Current	17,995	130	18,125
The Group's provisions as of March 31, 2026 primarily consist of AGA employer contributions and taxes. Movements during the period were as follows:
•The provisions used correspond to social contributions on vested AGAs that have become due;
•The unused reversals are related to (i) the decrease in the Group's share price over the period and, to a lesser extent, (ii)
forfeitures following employee departures and changes in estimates regarding the achievement of performance conditions.
The amount is presented net of the accrual of obligations arising from services rendered during the period under the relevant
AGA plans.
Other provisions primarily relate to employment-related claims or other minor litigation matters.
Note 18. Operating income
Operating income is composed as below:

(amounts in thousands of euros)
OPERATING INCOME	FOR THE THREE MONTHS ENDED MARCH 31, 2025	FOR THE THREE MONTHS ENDED MARCH 31, 2026
Research tax credit ("CIR")	970	1,139
Depositary service fees	24	205
Total operating income	994	1,344
Research tax credit (“CIR”)
The Group carries out research and development projects. As such, it has benefited from a research tax credit for the three-month periods ended March 31, 2025 and 2026 for an amount of €970 thousand and €1,139 thousand, respectively.
Depositary services fees
This line item includes issuance, cancellation and depositary service fees collected from ADS holders by Citibank, who is acting as the
Group's exclusive depositary for its publicly listed ADSs. As part of the depositary agreement between Citibank and the Group, the latter is entitled to receive a portion of the aforementioned fees collected by Citibank.

Note 19. Operating expenses
Note 19.1. Sales and marketing

(amounts in thousands of euros)
SALES AND MARKETING	FOR THE THREE MONTHS ENDED MARCH 31, 2025	FOR THE THREE MONTHS ENDED MARCH 31, 2026
Personnel costs	474	1,007
Consulting and professional fees	218	666
Other sales and marketing expenses	168	75
Sales & Marketing	860	1,748
The increase in sales and marketing personnel costs for the three-month period ended March 31, 2026 compared to March 31, 2025 was predominantly driven by the increase in the Group's costs related to the preparation for potential future sales and commercialization efforts of obefazimod in the U.S.
Note 19.2. Research and development
Research and development expenses break down as follows:

(amounts in thousands of euros)
RESEARCH AND DEVELOPMENT EXPENSES	FOR THE THREE MONTHS ENDED MARCH 31, 2025	FOR THE THREE MONTHS ENDED MARCH 31, 2026
Sub-contracting, studies and research	29,153	19,795
Personnel costs	5,368	24,395
Consulting and professional fees	3,981	4,026
Intellectual property fees	239	431
Other research and development expenses	560	896
Research and development expenses	39,301	49,542
The increase in research and development expenses for the three-month period ended March 31, 2026 compared to March 31, 2025 is primarily due to increasing personnel costs, mainly due to expense recognized in relation to the accelerated vesting of certain of the Group's former Chief Scientific Officer's AGA plans (see Note 14) as well as the impact of share-based compensation plans granted in 2025. This increase was partly offset by a decrease in sub-contracting, studies and research expenses related to our UC program, attributable to decreased activity on our ABTECT clinical program as a result of reaching major milestones in the Phase 3 clinical trials in 2025.

Note 19.3. General and administrative

(amounts in thousands of euros)
GENERAL AND ADMINISTRATIVE EXPENSES	FOR THE THREE MONTHS ENDED MARCH 31, 2025	FOR THE THREE MONTHS ENDED MARCH 31, 2026
Personnel costs	5,059	1,640
Consulting and professional fees	1,935	3,344
Other general and administrative expenses	1,039	1,299
General and administrative expenses	8,033	6,283
The decrease in general and administrative expenses for the three-month period ended March 31, 2026 was primarily due to a decrease in personnel costs, mainly due to a decrease in AGAs employer tax and social contributions of (3,476) thousand, resulting primarily from (i) the decrease in the Group's share price during the first quarter of 2026 and, to a lesser extent, (ii) forfeitures following employee departures and changes in estimates regarding the achievement of vesting conditions (see Notes 14 and 17.3).
The decrease was partly offset by an increase in consulting and professional fees, driven by increased costs associated with building the Group's infrastructure to support future growth in its operations and other general and administrative expenses.
Note 20. Employees
The Group’s average workforce during the periods ended March 31, 2025 and 2026 was as follows:

HEADCOUNT	FOR THE THREE MONTHS ENDED MARCH 31, 2025	FOR THE THREE MONTHS ENDED MARCH 31, 2026
France	42	45
United States	27	35
Total	69	80
Note 21. Financial gain (loss)
The financial loss breaks down as follows:

(amounts in thousands of euros)
FINANCIAL GAIN (LOSS)	FOR THE THREE MONTHS ENDED MARCH 31, 2025	FOR THE THREE MONTHS ENDED MARCH 31, 2026
Interest on bond loans	(2,155)	—
Interest on convertible loan notes	(1,356)	—
Interest on PGE	(22)	—
Interest on royalty certificates	(983)	(2,527)
Interest on lease liabilities	(19)	(13)
(Increase) / decrease in derivatives fair value	(175)	—
Increase / (decrease) in other liabilities / (assets) at fair value through profit and loss	(1,051)	—
Foreign exchange losses	(954)	(2,223)
Other financial expense	(6)	(6)
Financial expenses	(6,723)	(4,769)
Interest income	859	644
(Increase) / decrease in derivatives fair value	145	—
Increase / (decrease) in other liabilities (assets) at fair value through profit and loss	—	3,274
Effect of unwinding the discount related to advances made to CROs	233	125
Day-one gain on recognition of financial liabilities	147	—
Foreign exchange gains	80	8,715
Other financial income	88	—
Financial income	1,552	12,759
Financial gain (loss)	(5,170)	7,989
Financial expenses
Interest on bond loans consists of interests from the Kreos / Claret B and C tranches (non-convertible bonds), drawn down in March and June 2024, respectively, and redeemed in December 2025 (see Note 15.1).
Interest on convertible loan notes for the three-month period ended March 31, 2025 corresponds to interests from the Kreos / Claret
OCABSA (tranche A) and from the Heights notes, which were converted into ordinary shares of the Group during the second half of
2025 (see Notes 15.1 and 15.2).
Interest on royalty certificates are detailed in Notes 15.5 and 15.7.
Increases and decreases in the fair value of derivatives for the three-month period ended March 31, 2025 relate to the Kreos / Claret
BSA and MRI and are detailed in Notes 15.1, 15.2 and 15.7.
The increase in other liabilities at FVTPL mainly relate to the Heights notes for the three-month period ended March 31, 2025 (see
Note 15.2).
Foreign exchange losses for the three-month period ended March 31, 2025 relate to the translation of cash and cash equivalents held in
U.S. dollars into the Group's presentation currency as of March 31, 2025, resulting in a loss of €447 thousand, and to other realized and unrealized losses on foreign exchange transactions.
Foreign exchange losses for the three-month period ended March 31, 2026 relate to an intercompany payable with the Subsidiary denominated in U.S. dollars, which settlement resulted in a net loss of €1,835 thousand, and to other realized and unrealized losses on foreign exchange transactions (see Note 11).
Financial income

Interest income mainly relates to proceeds invested in cash equivalents and other investments measured at amortized cost, while increases in assets measured at FVTPL mainly relate to proceeds invested in cash equivalents measured at FVTPL. These proceeds primarily originate from (i) the Group's initial public offering on the Nasdaq Global Market and the concurrent European Private
Placement from October 2023, (ii) the Kreos / Claret and Heights Financings and (iii) the Group's public Offering from July 2025 (see
Note 11).
Foreign exchange gains for the three-month period ended March 31, 2026 relate to (i) the revaluation of the intercompany current account with the Subsidiary denominated in U.S. dollars, resulting in a net gain of €5,912 thousand, (ii) the translation of cash and cash equivalents held in U.S. dollars into the Company's functional currency as of March 31, 2026, resulting in a net gain of
€2,500 thousand (see Note 11), and (iii) other realized and unrealized gains on foreign exchange transactions.
Note 22. Income tax
The Group incurred tax losses in the current period and prior years. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Group’s business, the Group has not recognized deferred tax assets beyond deferred tax liabilities arising within the same taxable entity under the same taxable regime and with consistent timing of reversal, after considering, if applicable, limitations in the use of deductible tax losses carried forward from prior periods applicable under tax laws in France and in the U.S.
For the three-month period ended March 31, 2026, the Group has used the effective tax rate for the interim period, which represents the best available estimate of the annual effective tax rate at this date.
As of March 31, 2026, the difference related to royalty certificates between (i) the amount already deemed deductible from the
Company's taxable income as of March 31, 2026 (based on the certificates' fair value minus the subscription price) and (ii) the amount of the related financial liability recognized in the Group's Statements of Financial Position at that date (measured at amortized cost using the original EIR) results in a €17,383 thousand deferred tax liability.
As of March 31, 2026, the Group has re-assessed the expected reversal of temporary taxable and deductible differences existing at the reporting date. The timing of reversal of the taxable difference on royalty certificates was estimated under the same cash flow schedule and discount rate assumptions as the certificates' fair value as of March 31, 2026 (see Note 15.5).
Based on this assessment, under the above recoverability assumption and after taking into account the limitations on the use of deductible tax losses carried forward in France, the Group determined that deferred tax assets amounting to €11,307 thousand could be recognized as it is anticipated that the related deductible temporary differences and losses carried forward will reverse and be utilized against future taxable temporary differences in the same periods in this jurisdiction.
As a result, the net deferred tax position of the Group as of March 31, 2026 is a deferred tax liability of €6,076 thousand, relating to royalty certificates.
Note 23. Loss per share
Basic loss per share is calculated by dividing income (loss) attributable to equity holders of the Company by the weighted-
average number of outstanding ordinary shares for the period.
Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

(amounts in thousands of euros, except share data)
BASIC AND DILUTED LOSS PER SHARE	FOR THE THREE MONTHS ENDED MARCH 31, 2025	FOR THE THREE MONTHS ENDED MARCH 31, 2026
Weighted average number of outstanding shares	63,378,911	78,958,563
Net loss for the period	(52,370)	(48,468)
Basic and diluted loss per share (€/share)	(0.83)	(0.61)
Since net results for the three-month periods ended March 31, 2025 and 2026 are losses, potentially dilutive instruments (BCEs,
BSAs, AGAs, the OCABSA, the Kreos / Claret BSAs and the Heights notes) have been excluded from the computation of diluted weighted-average shares outstanding because such instruments had an antidilutive impact. Consequently, diluted loss per share is the same as the basic loss per share.
Note 24. Related parties
Except for share-based compensation plans (see Note 14), the Group has not engaged in any new transaction with its related parties over the three-month period ended March 31, 2026.
Note 25. Off-balance sheet commitments given and contingent liabilities
Over the three-month period ended March 31, 2026, the Group has not entered into any significant additional off-balance sheet commitment or amended already existing commitments. The off-balance sheet commitments given by the Group as of March 31,
2026 are identical to December 31, 2025, with the exception of the following changes in the commitments related to CRO contracts:
In the ordinary course of business, the Group regularly uses the services of subcontractors and enters into research and partnership arrangements with various CROs, and with public- sector partners or subcontractors, who conduct clinical trials and studies in relation to the drug candidates. As of December 31, 2025 and March 31, 2026, the Group’s commitments amounted to €205,131 thousand and
€198,060 thousand, respectively. The cost of services performed by CROs is recognized as an operating expense as incurred.
Note 26. Off-balance sheet commitments received and contingent assets
Over the three-month period ended March 31, 2026, the Group has not received any significant additional commitment and has not identified any contingent assets susceptible to being recognized in the future.
Note 27. Management and assessment of financial risks
The Group is exposed to interest rate risk, credit risk, foreign currency risk and liquidity risk. The Group has not identified any significant changes in the identified credit and interest rate risks as of March 31, 2026 compared to December 31, 2025.
Liquidity risk
The remaining contractual maturities of financial liabilities as of December 31, 2025 and March 31, 2026 are presented in Note 15.8.

The Group's estimate of its cash runway as of the date of approval of these financial statements is set forth in Note 2 - Going concern.
Foreign currency risk
The Group is exposed to a risk of exchange rates fluctuations on commercial transactions performed in currencies different from the functional currency of the Group entity recording the transactions.
As of  March 31, 2026, the monetary (i) assets and (ii) liabilities denominated in U.S. dollars held by the Company amounted to respectively (i) $346,558 thousand (of which cash and cash equivalents of $129,235 thousand and intercompany receivables of
$201,078 thousand) and (ii) $1,251 thousand.
As a result, a 10% adverse change in the euro closing exchange rate against the U.S. dollar would have resulted in a foreign exchange loss of €27,302 thousand, while a 10% favorable change would have resulted in a foreign exchange gain of €33,369 thousand.
The Subsidiary does not hold any monetary asset or liability denominated in currencies different from its functioning currency (the
U.S. dollar).
At this stage, the Group has not adopted any recurring mechanism of hedging to protect its activity against currency fluctuations. From time to time, the Group may nevertheless subscribe currency term accounts in order to cover a commitment in currency as described above. The Group may consider in the future using a suitable policy to hedge exchange risks in a more significant manner if needed.